201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

June 14, 2016

Ms. Amanda Ravitz

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc.
Response to Oral Comments on June 13, 2016
Amendment No. 8 to Form S-1
Filed: February 11, 2015
File No. 333-196078

Dear Ms. Ravitz:

Enclosed is the Pre-Effective Amendment No. 8 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the oral comments received on June 13, 2016.

Financial Statements, Audit Report, page F-2

1.	Please correct the date of the report to match the Consent.

Response:	The audit report exception date has been changed to April 14, 2016 from May 27, 2016. The date in the Consent is correct. It was the audit report date that was incorrect.

Exhibits, Exhibit 23.1 and 23.3

2.	Please have the prior auditors update their consents to the date of the filing and correct the dates contained in their consent to match the audit report.

Response:	The Company’s independent auditors have update their consents.

We believe the foregoing changes have adequately addressed the SEC’s comments.

Ms. Amanda Ravitz

June 14, 2016

If you have any question or require anything further, please feel free to call me at 310-576-4758 or Michael Connette at (424) 777-8800.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:	Victor Shvetsky, Chief Executive Officer
Michael T. Connette, Esq.